UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 25)1

Del Global Technologies Corp.
(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

245073101
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 245073101

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 21,851,613
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 21,851,613
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,851,613
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 245073101

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 22,036,965
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 22,036,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,036,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 245073101

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 22,036,965
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 22,036,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,036,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 245073101

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 22,036,965
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 22,036,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,036,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 245073101

1	NAME OF REPORTING PERSON JAMES R. HENDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 132,250*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 132,250*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,250*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Represents Shares underlying options that are exercisable within 60 days of the date hereof.

CUSIP NO. 245073101

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Represents Shares underlying options that are exercisable within 60 days of the date hereof.

CUSIP NO. 245073101

The following constitutes Amendment No. 25 to the Schedule 13D filed by the undersigned (“Amendment No. 25”).  This Amendment No. 25 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 21,851,613 Shares owned directly by Steel Partners II is approximately $13,925,922, including brokerage commissions.  The Shares owned directly by Steel Partners II were acquired with partnership funds.  The aggregate purchase price of the 185,352 Shares owned directly by Steel Holdings is approximately $213,066, including brokerage commissions.  The Shares owned directly by Steel Holdings were acquired with the working capital of Steel Holdings and a predecessor entity of Steel Holdings.

Mr. Henderson owns options that are exercisable within 60 days of the date hereof to purchase 132,250 Shares, which were issued to him in his capacity as a director of the Issuer.

Mr. Quicke owns options that are exercisable within 60 days of the date hereof to purchase 50,000 Shares, which were issued to him in his capacity as President and Chief Executive Officer and a director of the Issuer.

Set forth on Schedule B annexed hereto is the aggregate purchase price of the Shares beneficially owned, if any, by each of the officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.

Steel Partners II and Steel Holdings effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 47,717,530 Shares outstanding, which is the total number of Shares outstanding as of December 22, 2010 as disclosed in Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2010.

As of the close of business on December 29, 2010, Steel Partners II owned directly 21,851,613 Shares, constituting approximately 45.8% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel Holdings, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

As of the close of business on December 29, 2010, Steel Holdings owned directly 185,352 Shares, which, together with the Shares owned directly by Steel Partners II that Steel Holdings may also be deemed to beneficially own, constitute approximately 46.2% of the Shares outstanding.  By virtue of their relationships with Steel Holdings discussed in further detail in Item 2, each of Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by Steel Holdings, which, together with the Shares owned directly by Steel Partners II that they may also be deemed to beneficially own, constitute approximately 46.2% of the Shares outstanding.

CUSIP NO. 245073101

As of the close of business on December 29, 2010, James R. Henderson beneficially owned 132,250 Shares issuable upon the exercise of options, constituting less than 1% of the Shares outstanding.

As of the close of business on December 29, 2010, John J. Quicke beneficially owned 50,000 Shares issuable upon the exercise of options, constituting less than 1% of the Shares outstanding.

Set forth on Schedule B annexed hereto is the aggregate number and percentage of Shares beneficially owned, if any, by each of the officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

Item 5(c) is hereby amended to add the following:

(c)           On December 13, 2010, Steel Partners II acquired 7,432,036 Shares at a price of $0.6000 per Share following the exercise of its basic subscription privilege in connection with the Issuer’s subscription rights offering (the “Offering”).  On December 29, 2010, Steel Partners II acquired 7,664,635 Shares at a price of $0.6000 per Share as part of its over-subscription privilege in connection with the Offering.

On December 13, 2010, Steel Holdings acquired 63,044 Shares at a price of $0.6000 per Share following the exercise of its basic subscription privilege in connection with the Offering.  On December 29, 2010, Steel Holdings acquired 65,016 Shares at a price of $0.6000 per Share as part of its over-subscription privilege in connection with the Offering.

There were no other transactions in the Shares by the Reporting Persons during the past sixty days.

Set forth on Schedule B annexed hereto are the transactions in the Shares during the past 60 days by each of the officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.

CUSIP NO. 245073101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2010	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for James R. Henderson

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for John J. Quicke

CUSIP NO. 245073101

SCHEDULE B

Interest in Securities of the Issuer by the Officers and Directors, Who Are Not Reporting Persons,
of the Entities Listed on Schedule A

Name	Number of Shares Beneficially Owned	Percentage	Aggregate Cost

Anthony Bergamo	10	Less than 1%	$5.94

Jack L. Howard	462,634*	Less than 1%	Approximately $265,413

*Includes 449,696 Shares owned directly by EMH Howard LLC (“EMH”), an affiliate of Mr. Howard.  On December 29, 2010, Mr. Howard acquired 4,401 Shares and EMH acquired 152,955 Shares at a price of $0.6000 per Share, respectively, following the exercise of their basic subscription privilege in connection with the Offering.  On December 29, 2010, Mr. Howard acquired 4,537 Shares and EMH acquired 157,741 Shares at a price of $0.6000 per Share, respectively, as part of their over-subscription privilege in connection with the Offering.